UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

September 30, 2021

(Date of Report (Date of earliest event reported))

Nico Echo Park, Benefit Corp.

(Exact name of issuer as specified in its charter)

Maryland	83-4586310
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1115 W. Sunset Blvd, Suite 702, Los Angeles, CA	90012
(Address of principal executive offices)	(Zip Code)

(855) 300-6426

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Class L Common Stock

Class NL Common Stock

Item 9.	Other Events

Establishment of Purchase Price

The Company’s initial offering price for both the Class L and Class NL shares of stock (“Common Shares”) was set at $10.00 from March 27, 2020, the date the initial offering statement (the “Offering Statement”) was qualified by the Securities and Exchange Commission (“SEC”), through the end of the fiscal quarter that follows the twelve (12) month period following that date (the “Introductory Period”). The end of the Introductory Period will be September 30, 2021 and the first $5,000,000 of shares of common stock may be purchased at a 5% discount to the purchase price. Following the Introductory Period, the Company had initially determined to adjust the per share price on a quarterly basis. Following a decision by our Nico Asset Management LLC, (our “Manager”) and approved by our Board of Directors on September 27, 2021, the per share price will be adjusted on a semi-annual basis on or about October 1 and May 1 of each year and will be equal to the greater of (i) $10.00 per share or (ii) the net asset value (“NAV”) per share as of the end of the prior fiscal semi-annual period (i.e. December 31 and June 30 of each year) divided by the number of shares of common stock of the Company outstanding on October 1 and May 1 on a fully-diluted basis, including outstanding OP Units (“NAV per share”).

On September 30, 2021, the Company determined that the purchase price per share of our Common Shares will be $10.01 per share, as the per share current NAV per common share of $10.01, as disclosed below, exceeds $10.00. This current price per share shall be effective from October 1, 2021 until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after April 30, 2022, unless updated by us prior to that time.

Net Asset Value as of June 30, 2021

As of June 30, 2021, our NAV per share was $10.01. This was attributable to the ongoing effect of the novel coronavirus (COVID-19) which has caused and continues to cause severe disruptions in the public and private markets offset by market demand for private rental housing which has increased the value of our properties. We remain optimistic of the future as we are pleased with the fundamental performance of the properties in our portfolio given the challenging operating environment as shared in our investor updates a few months ago.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

CONSOLIDATED BALANCE SHEET

(UNAUDITED)

June 30, 2021(1)
ASSETS
Investments in real estate, at fair value	$30,287,500
Cash	387,199
Restricted cash	89,937
Tenant receivables, net	125,180
Other assets	53,336
Total Assets	$30,943,152

LIABILITIES
Mortgage notes payable	$14,046,546
Accounts payable and accrued liabilities	267,443
Due to related parties	454,151
Security deposits	93,745
Deferred revenue	36,543
Total liabilities	14,898,428

Redeemable noncontrolling interest in the Operating Partnership	3,000,000

NET ASSETS CONSIST OF:
Historical stockholders’ equity including noncontrolling interest in the Operating Partnership	9,607,430
Net adjustment to fair value	3,437,294
NET ASSETS	$13,044,724
NET ASSET VALUE PER SHARE, 1,303,063 shares outstanding at October 1, 2021(2)	$10.01

(1)	Consolidated Balance Sheet as of June 30, 2021.

(2)	The total shares outstanding used in the computation of NAV per share is the number of shares of common stock of the Company outstanding as of October 1, 2021 on a fully-diluted basis, including outstanding OP Units.

As discussed in the section titled “Plan of Operation—Valuation Policies— Our NAV and NAV Per Share Calculation” of our offering circular on Form 1-A filed with the Securities Exchange Commission on March 27, 2020 (our “Offering Circular”), the NAV for our shares of common stock is based on the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any liabilities, including any accrued asset management fee or performance distributions.

Nico Asset Management, LLC, our Manager, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with estimating the values of our assets and liabilities for purposes of our NAV calculation. These guidelines are designed to produce a fair and accurate estimate of the price that would be received for our investments in an arm’s-length transaction between a willing buyer and a willing seller in possession of all material information about our investments. From time to time, our Manager may adopt changes to the valuation guidelines if it (1) determines that such changes are likely to result in a more accurate reflection of NAV or a more efficient or less costly procedure for the determination of NAV without having a material adverse effect on the accuracy of such determination or (2) otherwise reasonably believes a change is appropriate for the determination of NAV.

The calculation of our NAV is intended to be a calculation of the fair value of our assets less our outstanding liabilities and will likely differ from the book value of our equity reflected in our consolidated financial statements. To calculate our NAV for the purpose of establishing a purchase and the redemption price, when applicable, for our shares of common stock, we have adopted a model, as further explained in the Offering Circular, that adjusts the value of our assets and liabilities from historical cost to fair value.

Our calculation of NAV will not necessarily represent fair value measurement for purposes of financial reporting in conformity with GAAP. However, our calculation of NAV may consider, among other things, the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. Our Manager will calculate the fair value of our real estate properties based in part (as deemed necessary by our Manager) on values provided by third-party independent appraisers and/or brokers for it to review. Because these fair value calculations will involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. While we believe our NAV calculation methodologies are consistent with standard industry practices, there is no rule or regulation that requires we calculate NAV in a certain way. As a result, other REITs may use different methodologies or assumptions to determine NAV. In addition, NAV is not a measure used under GAAP and the valuations of and certain adjustments made to our assets and liabilities used in the determination of NAV will differ from GAAP. As such, our NAV is not equivalent to stockholders’ equity or any other GAAP measure.

The NAV calculation will be calculated semi-annually based on the NAV at the end of each fiscal semi-annual period on a fully-diluted basis. Changes in our semi-annual NAV include, without limitation, accruals of our net portfolio income, interest expense, the asset management fee, any accrued performance participation, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our semi-annual NAV also include material nonrecurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the last six months. On an ongoing basis, our Manager will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of quarterly accruals for which financial information is available. If a material event occurs in between semi-annual updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement as promptly as reasonably practicable, and will update the NAV information provided on our website.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the Offering Circular included in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICO ECHO PARK, BENEFIT CORP.

By:	Nico Asset Management, LLC
Its:	Manager

By:	/s/ Max Levine
Name:	Max Levine
Title:	Chief Executive Officer

Date: September 30, 2021